UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

NETSUITE INC.

(Name of Subject Company (Issuer))

NAPA ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,473,545,994.00	$953,968.08
*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of NetSuite Inc. (“NetSuite”), at a purchase price of $109.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 81,007,997 shares of common stock of NetSuite that were issued and outstanding as of August 8, 2016; (ii) 1,035,657 shares of common stock of NetSuite potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of August 8, 2016; (iii) 3,480,715 shares of common stock of NetSuite issuable upon the settlement of outstanding restricted stock units as of August 8, 2016; and (iv) 1,388,897 shares of common stock of NetSuite issuable upon the settlement of outstanding performance share units as of August 8, 2016. The foregoing figures have been provided by the issuer to the offeror and are as of August 8, 2016, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $953,968.08	Filing Party: Napa Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: August 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going–private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 18, 2016 by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of NetSuite Inc., a Delaware corporation (“NetSuite”), at a purchase price of $109.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Schedule TO.

The Schedule TO is hereby amended as follows:

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

Adding a new paragraph as the first paragraph on the cover page of the Offer to Purchase and as the second paragraph of the section titled “Summary Term Sheet” on page S-i of the Offer to Purchase to read as follows:

“The Offer was scheduled to expire at 12:00 midnight, Eastern Time, at the end of October 6, 2016. In accordance with the terms of the Merger Agreement, the Expiration Date of the Offer is extended until 12:00 midnight, Eastern Time, at the end of November 4, 2016. American Stock Transfer & Trust Company LLC, the depositary for the Offer, has indicated that as of 12:00 midnight, Eastern Time, at the end of October 6, 2016, approximately 81,474,150 Shares were issued and outstanding, and 45,084,266 Shares have been tendered into and not properly withdrawn from the Offer (including 293,328 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase).”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Oracle Corporation on October 7, 2016, announcing the extension of the Offer.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2016

Napa Acquisition Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Secretary

Oracle Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated August 18, 2016.*

(a)(5)(A)	Press Release issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).*

(a)(5)(B)	FAQ issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).*

(a)(5)(C)	Press Release issued by Oracle Corporation on September 9, 2016, announcing the extension of the Offer.*

(a)(5)(D)	Complaint captioned Dennis Palkon, on Behalf of Himself and All Others Similarly Situated v. NetSuite Inc., et al., filed on August 30, 2016, in the United States District Court for the Northern District of California.*

(a)(5)(E)	Press Release issued by Oracle Corporation on September 26, 2016, announcing final antitrust clearance approval.*

(a)(5)(F)	Press Release issued by Oracle Corporation on October 7, 2016, announcing the extension of the Offer.

(b)	Not applicable.

(c)(1)	Opinion of Qatalyst Partners LP, dated July 27, 2016, to the Transactions Committee and the Board of Directors of NetSuite Inc. (incorporated herein by reference to Annex A to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(c)(2)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated February 22, 2016 (incorporated by reference to Exhibit (c)(1) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(3)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 6, 2016 (incorporated by reference to Exhibit (c)(2) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(4)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 10, 2016 (incorporated by reference to Exhibit (c)(3) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(5)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 13, 2016 (incorporated by reference to Exhibit (c)(4) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

(c)(6)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 27, 2016 (incorporated by reference to Exhibit (c)(5) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).*

Exhibit No.	Description

(c)(7)	Opinion of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 28, 2016.*

(c)(8)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated April 19, 2016.*

(c)(9)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 20, 2016.*

(c)(10)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 27, 2016.*

(c)(11)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 8, 2016.*

(c)(12)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 14, 2016.*

(c)(13)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 30, 2016.*

(c)(14)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 8, 2016.*

(c)(15)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 25, 2016.*

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2016, by and among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Oracle Corporation with the SEC on August 1, 2016).*

(d)(2)	Form of Tender and Support Agreement among OC Acquisition LLC, Napa Acquisition Corporation and the stockholder party thereto (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(d)(3)	Tender and Support Agreement, dated as of July 28, 2016, among OC Acquisition LLC, Napa Acquisition Corporation and NetSuite Restricted Holdings LLC (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(d)(4)	Confidentiality Agreement, dated as of May 5, 2016, between Oracle Corporation and NetSuite Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(d)(5)	Exclusivity Agreement, dated as of July 15, 2016, between NetSuite Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(f)	The information set forth in “Item 8 - Additional Information - Appraisal Rights” and Annex B to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016 is incorporated herein by reference.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously

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